Exhibit 4.2

EXECUTION VERSION

To:	Virgin Media Investment Holdings Limited (the Company) for itself and as agent for each of the other Obligors party to the Agreement (as defined below)
16 December 2016
Dear Sirs,
£1,635,000,000 and US$2,755,000,000 credit agreement dated 7 June 2013, and as amended by amendment letters dated 14 June 2013, 17 July 2015 and 30 July 2015 and made between, amongst others, the Company and The Bank of Nova Scotia as facility agent, as further amended by this amendment letter (the “Facilities Agreement”)

1.	Background

(a)	This letter is supplemental to and amends the Facilities Agreement.

(b)
Pursuant to clause 42.5 (Technical and Operational Amendments) of the Facilities Agreement, the Facility Agent is authorised to make the amendments to the Facilities Agreement contemplated by this letter on the basis that in the opinion of the Facility Agent they would not be materially prejudicial to the position of any Lender and that they are to correct a manifest error. Accordingly, we are authorised to execute this letter on behalf of the Relevant Finance Parties.

2.	Interpretation

(a)	Capitalised terms defined in the Facilities Agreement have the same meaning when used in this letter unless expressly defined in this letter.

(b)
The provisions of clause 1.3 (Construction) of the Facilities Agreement apply to this letter as though they were set out in full in this letter except that references to the Facilities Agreement are to be construed as references to this letter.

(c)	Effective Date means the date on which the Company countersigns this letter.

3.	Amendment
The parties hereto agree that with effect from the Effective Date, the Facilities Agreement shall be supplemented and amended such that Paragraph (b)(ii) of the definition of “80% Security Test” in Section 1.1 of the Facilities Agreement is hereby replaced with the following:
“all of the shares in the Company and each of its immediate Subsidiaries;”

4.	Miscellaneous

(a)	This letter is a Relevant Finance Document.

(b)	From the Effective Date, the Facilities Agreement and this letter will be read and construed as one document.

(c)	Except as otherwise provided in this letter, the Finance Documents remain in full force and effect.

(d)
The provisions of clauses 44 (Counterparts) and 46 (Jurisdiction) of the Facilities Agreement apply to this letter as though they were set out in full in this letter except that references to the Facilities Agreement are to be construed as references to this letter.

5.	Governing law

This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
If you agree to the terms of this letter, please sign where indicated below.

Yours faithfully,

By: ……………………………………….

Name:
Title:
For and on behalf of
The Bank of Nova Scotia as Facility Agent for and on behalf of the other Relevant Finance Parties

FORM OF ACKNOWLEDGEMENT
We agree to the terms of this letter.

For
VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED
for itself and as agent for the other Obligors